SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 16, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM maintains leadership in domestic and international markets

Our international market share in May was 86.8% and 44.9% in the domestic market

São Paulo, June 16, 2009 – (BOVESPA: TAMM4, NYSE:TAM) we announce our operating data for May 2009, as disclosed by the Brazilian National Civil Aviation Agency (ANAC) today.

Our domestic demand, measured in RPKs, presented 13.9% reduction compared to the same period last year, and 11.0% increase in domestic supply, measured in ASK. In May, market demand decreased 5.5% and market supply increased 12.2% . We registered domestic market share (RPK) of 44.9%, a 4.4 p.p. decrease compared to the same period in 2008. Our domestic load factor was 56.7%, 2.5 p.p. lower than the market average of 59.2% .

In the international market, we registered 10.8% growth in RPK and 25.9% in ASK, compared to May 2008. We attained market share of 86.8%, representing 12.6 p.p. growth year on year. We attained 65.5% load factor, 3.2 p.p. higher than the market average of 62.4% .

Please find below our operating data for May:

Operating data	May-2009	May-2008	Var. %

Domestic Market
ASK (millions) – Supply	3,204	2,886	11.0%
RPK (millions) – Demand	1,817	2,110	-13.9%
Load Factor	56.7%	73.1%	-16.4 p.p.
Market share	44.9%	49.3%	-4.4 p.p.

International Market
ASK (millions) – Supply	2,107	1,675	25.9%
RPK (millions) – Demand	1,381	1,247	10.8%
Load Factor	65.5%	74.5%	-8.9 p.p.
Market share	86.8%	74.3%	12.6 p.p.

Operating data	Jan-May-2009	Jan-May-2008	Var. %

Domestic Market
ASK (millions) – Supply	16,056	14,179	13.2%
RPK (millions) – Demand	10,062	10,008	0.5%
Load Factor	62.7%	70.6%	-7.9 p.p.
Market share	48.6%	49.3%	-0.7 p.p.

International Market
ASK (millions) – Supply	10,279	8,386	22.6%
RPK (millions) – Demand	7,266	6,354	14.4%
Load Factor	70.7%	75.8%	-5.1 p.p.
Market share	85.9%	69.8%	16.1 p.p.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 44.9% domestic market share and 86.8% international market share at the end of May 2009. TAM operates regular flights to 42 destinations throughout Brazil. It serves 79 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.5 million subscribers and has awarded more than 7.4 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.